PROCESSED
JUL 03 2008
THOMSON REUTERS
08054455

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

SEC Mail Processing
Section
JUN 30 2008
Washington, DC
111

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _________ to _________.

Commission file number 0-25188

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WaMu Savings Plan
1301 Second Avenue, WMC0705
Seattle, Washington 98101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Mutual, Inc.
1301 Second Avenue, WMC3301
Seattle, Washington 98101

Total number of pages is 18

Exhibit Index is on page 17

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE
YEARS ENDED DECEMBER 31, 2007 AND 2006,
AND SUPPLEMENTAL SCHEDULE FOR THE
YEAR ENDED DECEMBER 31, 2007, AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors of Washington Mutual, Inc.
WaMu Savings Plan

We have audited the accompanying statements of net assets available for benefits of the WaMu Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the financial statements, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* in 2006. Therefore, the presentation of the 2007 and 2006 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Moss Adams LLP

Seattle, Washington
June 26, 2008

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:		
Participant directed investments, at fair value	$ 2,093,846,423	$ 2,260,254,808
Receivables:		
Participant contributions	16,430	35,694
Employer contributions	7,901	18,383
Due from broker for securities sold	228,806	721,920
Total receivables	253,137	775,997
TOTAL ASSETS	2,094,099,560	2,261,030,805
LIABILITIES:		
Accrued expenses	34,000	25,000
Due to broker for securities purchased	10,752	264,136
TOTAL LIABILITIES	44,752	289,136
NET ASSETS AVAILABLE FOR BENEFITS, at fair value	2,094,054,808	2,260,741,669
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,975,555	3,024,148
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,096,030,363	$ 2,263,765,817

See notes to financial statements.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:		
Investment income:		
Net appreciation/(depreciation) in fair value (except where noted) of investments		
Common/collective fund, at contract value	$ 2,335	$ 729,612
Washington Mutual, Inc. common stock	(237,143,081)	15,619,273
Registered Investment Companies	(59,492,346)	110,535,447
BrokerageLink	10,276,801	14,109,562
Interest and dividend income	194,551,730	74,929,861
	(91,804,561)	215,923,755
Contributions:		
Participant	173,656,254	172,542,709
Employer	74,328,546	73,475,748
Rollovers	11,850,764	10,567,872
	259,835,564	256,586,329
Transfer from acquired plans	-	214,427,491
Total additions	168,031,003	686,937,575
DEDUCTIONS:		
Benefits paid to participants	(335,324,758)	(272,419,425)
Administrative expense	(441,699)	(756,325)
Total deductions	(335,766,457)	(273,175,750)
NET CHANGE	(167,735,454)	413,761,825
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of the year	2,263,765,817	1,850,003,992
End of the year	$ 2,096,030,363	$2,263,765,817

See notes to financial statements.

NOTE 1: DESCRIPTION OF THE PLAN

The following description of the WaMu Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

General: The Plan is a defined contribution plan that provides for participant elective deferrals, and employer matching contributions. All employees of Washington Mutual, Inc. and its participating subsidiaries (the "Company") are eligible to participate in the Plan immediately following their employment, but must meet additional criteria to be eligible for employer matching contributions.

The Plan is sponsored by the Company, and is administered by the Human Resources Committee (the "Committee") of the Board of Directors of the Company. The Committee has delegated its administrative duties to the Plan Administration Committee (the "PAC"). The PAC has appointed certain employees of the Company to perform the daily administrative functions pertaining to the operation of the Plan. The Committee has also delegated its duties with respect to Plan investments to the Plan Investment Committee (the "PIC").

The Plan, as amended, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Participants may make tax deferred contributions of up to 75% of their compensation as defined by the Plan subject to limitations of the Internal Revenue Code ("IRC"). Participants age 50 or older may make catch-up contributions, subject to the limitations of the IRC. Beginning on the first day of the month after completion of 12 months of service, participant contributions are 100 percent matched by the Company on the first 3% of eligible pay contributed by the participant plus 50 percent on the next 2% contributed. Matching contributions are made each pay period. Matching contributions are intended to qualify as a safe harbor matching contribution under the Internal Revenue Code. All participants may also contribute amounts representing distributions from other qualified plans to the Plan.

Participant Accounts: Each participant's account is credited with the participant's contributions, allocations of Company's contributions, and Plan earnings. Earnings are allocated based upon the participant's account balance in each of the available funds relative to the account balances of all participants.

Vesting: Participants are vested immediately in their contributions, post-2003 matching contributions and earnings thereon. Vesting in the Company's pre-2004 matching contribution accounts is based on years of continuous service as set forth in the schedule below.

Years of Service	Percent Vested
Less than 2	0%
2	25%
3	50%
4	75%
5 or more	100%

Account balances related to acquired plans will continue to vest in accordance with the provisions of the relevant predecessor plans.

Employees are immediately 100% vested upon death, permanent disability during employment, at early retirement age of 55 and one year of service, or attainment of age 65.

Investment Options: Upon enrollment in the Plan, participants may direct their contributions to one or more of the investment options listed below. Participants may change the investment fund directions daily and there are no restrictions on how often participants can transfer account balances. In addition, there is no minimum investment required for any of the funds.

- Common Collective Fund:
  - Fidelity Managed Income Portfolio II
- Registered Investment Companies:
  - Principal Investors Fund (PIF) Equity Income Fund
  - Principal Investors Fund (PIF) Disciplined Large Cap Blend Fund
  - Principal Investors Fund (PIF) Large Cap Growth Fund
  - Principal Investors Fund (PIF) Mid Cap Stock Fund
  - Principal Investors Fund (PIF) Small Cap Growth Fund
  - Principal Investors Fund (PIF) West Coast Equity Fund
  - Principal Investors Fund (PIF) Diversified International Fund
  - Principal Variable Contract (PVC) Conservative Balanced Portfolio
  - Principal Variable Contract (PVC) Flexible Income Portfolio
  - Principal Variable Contract (PVC) Balanced Portfolio
  - Principal Variable Contract (PVC) Conservative Growth Portfolio
  - Principal Variable Contract (PVC) Strategic Growth Portfolio
- Washington Mutual, Inc. Common Stock:
  - Washington Mutual, Inc. Common Stock
  - WM Dime Warrants
- BrokerageLink:
  - BrokerageLink Self Directed Brokerage Accounts

Participant Loans: A participant is permitted to borrow up to the lesser of 50% of his vested account balance or $50,000 subject to a minimum amount of $1,000. Terms of the loans are between one and five years (except for certain participant loan that were transferred to the Plan as a result of plan mergers). Only one outstanding loan is allowed at any time for each participant. Effective January 1, 2006, participant loans can be funded with both employee and employer contributions. Loans are secured by the vested account balances.

Loans originated under the WaMu Savings Plan bear interest at a rate equal to prime rate plus 1% in effect as of the first day of each calendar quarter. The Plan also has fixed rate loans outstanding inherited from other savings plans due to acquisitions that have interest rates grandfathered under the plan's original plan documents. As of December 31, 2007, the range of interest rates was from 5.0% - 11.0%. Principal and interest is repaid through payroll deductions.

Payment of Benefits: Upon termination of service, a participant may receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan also provides for in-service withdrawals of vested account balances once a participant reaches age 59½. The Plan also provides for hardship withdrawals, subject to limitations set forth in the IRC.

Participant Fees: The PAC is authorized and directed to charge certain Plan expenses to certain participants, to the extent permitted by law and related regulations. Specifically, the PAC is authorized and directed to charge a fee to each participant who receives a distribution or obtains a loan from the Plan. The PAC may determine the fee and may adjust the fee from time to time at its discretion, provided that the fee must be reasonable with respect to the services provided.

Forfeitures: Forfeitures of non-vested Company contributions for terminated participants are used to reduce future Company contributions or pay plan expenses. At December 31, 2007 and 2006, the forfeiture balance totaled $9,191,407 and $10,932,554, respectively.

Administrative Expenses: All Plan administrative expenses, including those relating to the maintenance, valuation and distribution of participants' account balances, trustee fees, and recordkeeper fees are paid by the Company or the Plan except to the extent they are paid from participant accounts. Transaction fees for BrokerageLink, trading the Washington Mutual, Inc. Common Stock fund and loan set up and maintenance are paid by the participants. The total administrative expenses paid from the Plan amounted to $441,699 and $756,325 in 2007 and 2006, respectively.

New Accounting Pronouncements: As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan's investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are effective for the Plan beginning January 1, 2008.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements for the Plan are prepared under the accrual method of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: Investment in the non benefit-responsive investment contracts are valued based upon the quoted redemption value of units owned by the Plan at year end. Investment contracts are stated at fair market value and are adjusted to contract value (which represent contributions made under the contract, plus interest earned, less withdrawals and administrative expenses) on the Statement of Net Assets Available for Benefits. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

As described in the FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan's remaining investments are stated at fair value. The Company's common stock is traded on a national securities exchange and is valued at quoted market prices based on the last reported sales price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Registered investment companies include money market funds that are valued at cost plus accrued interest, which approximates fair value. The investments in the BrokerageLink accounts are valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3: INVESTMENTS CONTRACTS

The Fidelity Management Trust Company Managed Income Portfolio II (the Portfolio) is designed to provide preservation of capital and returns that are consistent regardless of stock and bond market volatility. The Portfolio seeks to earn a high level of income consistent with those objectives. The Portfolio holds guaranteed investment contracts which typically have a fixed maturity. Each contract contains a provision that the issuer will, if required, repay principal at the stated contract value for the purpose of paying benefit payments (fully benefit-responsive).

In accordance with the FSP, the Portfolio is presented at fair value on the statements of net assets available for benefits. The adjustment from fair value to contract value is based on the contract value as reported by AIG Financial Products Corporation, Chase Manhattan Bank, Monumental Life Insurance Company, Rabobank Nederland, and State Street Bank & Trust (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses).

NOTE 4: INVESTMENTS IN EXCESS OF 5% OF NET ASSETS

The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets:

	2007	2006
Washington Mutual, Inc. Common Stock	$ 108,175,034	$ 341,404,922
WM Growth & Income Fund*	-	290,355,474
PVC Balanced Portfolio	115,019,959	111,478,993
PIF Equity Income Fund	260,397,611	265,469,982
PIF West Coast Equity Fund	274,097,967	285,763,442
PIF Disciplined Large Cap Blend Fund**	268,979,661	-
Fidelity Managed Income Portfolio II, Class 3 Fund***	262,546,490	252,216,424
BrokerageLink Self Directed Brokerage Accounts	210,324,930	188,711,152
PIF Diversified International Fund	123,630,080	-

* Represents over 5% of assets in 2006 only.
** Represents over 5% of assets in 2007 only.
*** Contract value has been presented for the Fidelity Managed Income Portfolio II, Class 3 Fund, as it is the relevant measurement for financial statement purposes.

NOTE 5: RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by former subsidiaries and affiliates of the Company. The Company completed the sale of these subsidiaries in December 2006. Transactions with these subsidiaries and affiliates during 2006 qualified as party-in-interest transactions. In addition, some investments are managed by affiliates of Fidelity Management Trust Company (Fidelity). Fidelity is the custodian of the Plan assets and, therefore, transactions with Fidelity qualify as party-in-interest transactions. Administrative fees paid by the Plan to parties-in-interest offset by credits received from parties-in-interest amounted to $0 and $301,012 for the years ended December 31, 2007 and 2006, respectively. Unused credits for the current year are available to offset administrative expenses in future years.

NOTE 6: PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 7: PLAN MERGERS

Providian Financial Corporation 401(k) Savings Plan: The Providian Financial Corporation (Providian) 401(k) Savings Plan was sponsored by Providian, which was acquired by Washington Mutual, Inc. in October 2005. After the acquisition, the Providian 401(k) Savings Plan was merged into the Plan. On March 31, 2006, assets in the amount of $196,363,835 were transferred into the Plan.

Commercial Capital Bank, Inc. 401(k) Savings Plan: The Commercial Capital Bank Inc. (CCBI) 401(k) Savings Plan was sponsored by CCBI, which was acquired by Washington Mutual, Inc. in October 2006. After the acquisition, the CCBI 401(k) Savings Plan was merged into the Plan. On October 2, 2006, assets in the amount of $18,063,656 were transferred into the Plan.

NOTE 8: SUBSEQUENT EVENT AND OTHER TRANSACTIONS

Upon the enactment of the Pension Protection Act of 2006, the Committee requested a complete evaluation of fund performance and expenses to ensure that participants continue to have an appropriate range of investment choices. In 2007, the PIC engaged a nationally respected consulting firm to perform a comprehensive review of the core investment options in the Plan. In March 2008, based on this review, the PIC implemented a new investment structure featuring separate accounts and target date funds offered by a broad group of professional investment managers. The new investment options will continue to allow participants to sufficiently diversify their portfolios and tailor their plan investments to their financial objectives, while offering lower overall expenses.

Effective January 1, 2008, the Plan was amended to permit participants to make Roth elective deferrals to the Plan. In addition, the amendment provided for automatic enrollment of employees hired or rehired on or after January 1, 2008.

NOTE 9: TAX STATUS

The Plan administrator obtained a determination letter dated August 12, 2004 from the Internal Revenue Service stating that the Plan is a qualified defined contribution plan as described under the provisions of Section 401(a) of the IRC and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receipt of such letter; however, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable regulations and, therefore, the Plan's tax-exempt status has not been affected. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

NOTE 10: RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefit.

NOTE 11: CONTINGENT LIABILITIES AND OTHER MATTERS

The Plan is a party to certain pending legal proceedings and claims from time to time. Although the outcome of such actions cannot be determined with certainty, the Plan Administrator is of the opinion that the final outcome of any of these actions should not have a materially adverse effect on the Plan's net assets available for benefits or changes in net assets available for benefits.

NOTE 12: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2007	December 31, 2006
Net assets available for benefits per financial statements	$ 2,096,030,363	$ 2,263,765,817
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,975,555)	(3,024,148)
Net assets available for benefits per the Form 5500	$ 2,094,054,808	$ 2,260,741,669

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	December 31, 2007	December 31, 2006
Total investment income/(loss) per the financial statements	$ (91,804,561)	$ 215,923,755
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,048,593	(3,024,148)
Total investment income/(loss) per the Form 5500	$ (90,755,968)	$ 212,899,607

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

Schedule of Assets Held for Investment Purposes at End of Year December 31, 2007

EIN #: 91-1653725
Plan Number: 002

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	PIF West Coast Equity	Registered Investment Company	**	$ 274,097,967
	PIF Disciplined Large Cap Blend	Registered Investment Company	**	268,979,661
*	Fidelity MIP II Cl 3	Common/Collective Fund	**	260,570,934
	PIF Equity Income	Registered Investment Company	**	260,397,611
*	BrokerageLink	Self-directed brokerage accounts	**	210,324,930
	PIF Diversified International	Registered Investment Company	**	123,630,080
	PVC Balanced Portfolio	Registered Investment Company	**	115,019,959
*	Washington Mutual, Inc.	Common Stock	**	108,175,034
	PIF Mid Cap Stock	Registered Investment Company	**	85,628,248
	PVC Strategic Growth Portfolio	Registered Investment Company	**	82,943,238
	PIF Large Cap Growth	Registered Investment Company	**	68,011,554
	PVC Conservative Growth	Registered Investment Company	**	58,722,650
	PVC Flexible Income Portfolio	Registered Investment Company	**	57,132,338
	PIF Small Cap Growth	Registered Investment Company	**	56,038,600
	PVC Conservative Balanced	Registered Investment Company	**	17,325,068
*	Fidelity Retirement Mmkt	Money Market Fund	**	9,566,407
*	WM Dime Warrants	Warrants	**	33,386
*	Participant Loans	Interest 5% to 11%	-0-	37,248,758
				$ 2,093,846,423

* Denotes party-in-interest.

** Information not required as investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON MUTUAL, INC.
WaMu SAVINGS PLAN

By: Plan Administration Committee

Date: June 26, 2008

Daryl D. David, Executive Vice President - Human Resources of Washington Mutual, Inc.
Chief Human Resources Officer

INDEX OF EXHIBIT

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-69503 and No. 333-40928 on Form S-8 of Washington Mutual, Inc. of our report dated June 26, 2008, with respect to the financial statements and supplemental schedule of the WaMu Savings Plan as of December 31, 2007 and 2006 and for the years ended December 31, 2007 and 2006, included in this annual report on Form 11-K.

Moss Adams LLP

Seattle, Washington
June 26, 2008

END